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CORPORATE AND SECURITIES LAWYERS

Reply Attention of:	Robert Galletti
Direct Telephone:	(604) 648-1678
Email:	rgalletti@wlmlaw.ca
Our File No.	1090-1

November 17, 2011

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Amanda Ravitz
Assistant Director

Dear Sirs:

Re:	Intervia Inc. ("the Company")
Registration Statement on Form S-1
Amended August 1, 2011
File No. 333-173474

Form 10-Q for Fiscal Quarter Ended April 30, 2011
File No. 000-52010

We are the solicitors for the Company. We refer to your letter to the Company dated August 19, 2011 regarding the Company's Registration Statement on Form S-1 (as amended on August 1, 2011) and its Form 10-Q for the period ended April 30, 2011. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Summary, page 5

1.

We note your revised disclosure on page 5 in response to prior comment 4; however, we note disclosure on page 5 that any reserve may not be economically viable. Please refer to Industry Guide 7, section (b)(4)(i) and revise to clarify in this section and elsewhere in the prospectus, as applicable, that no known reserve exists on the property. Additionally, please revise this section of the summary to highlight your assessment on page 9 that the probability of ever having a reserve is "extremely remote."

Response: We have revised the disclosure as requested.

2.

We note your disclosures on pages 5 and 6 concerning the $25,000 payment and the $75,000 advanced to the Optioner in July 2010 as well as your disclosure concerning the $100,000 private financing completed during that same month. Please revise to disclose the portion of the

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financing proceeds that were paid and/or advanced to meet your obligations under the Option Agreement. Please also update your cash position as of a recent date.

Response: We have revised the disclosure as requested.

The Offering, page 6

3.	Please reconcile your response to comment 3 with your disclosure on page 7 indicating that your stock is quoted on the Pink Quote Quotation System.

Response: We have removed all references to the Pink Quote Quotation System from the disclosure.

Because our sole asset…, page 11

4.	Please revise to update your status under the Option Agreement in light of the waiver disclosed on page 5.

Response: We have revised the disclosure as requested.

General Overview, page 20

5.

We note your response to prior comment 16 that you are not aware of any exploration efforts undertaken on the property prior to your involvement with the property. Please disclose this information in the business section and highlight it in your summary. Also, if you did not receive any engineering, geological or metallurgical reports concerning the property prior to entering into the Option Agreement, please disclose this point.

Response: We have included the requested disclosure.

6.

We note your response to prior comment 11. Please send a copy of the materials to us, highlighting the specific sections that support your disclosures concerning the production of silver ore and diamond prospecting. We may have further comment after reviewing these materials. Also, please revise to clarify the meaning of your disclosure that the area is "known historically" for the production of silver ore and diamond prospecting. Are both currently taking place in the area? If not, when did these activities cease?

Response: We have updated the disclosure as requested. We also enclose the contents of the following URLs in support of our disclosure concerning the production of silver ore and diamond prospecting in the Cobalt area:

	•	http://cobalt.ca/index.php/visitors/cobalt-history

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•	http://www.cobaltmininglegacy.ca/ http://www.historiccobalt.ca/
•	http://www.historicplaces.ca/en/rep-reg/place-lieu.aspx?id=4183
•	http://www.canadianminingnews.com/TheCradleofCanadianMining.htm
•	http://en.wikipedia.org/wiki/Cobalt,_Ontario

We have highlighted the relevant sections for your reference.

Exploration Plans and Permits…, page 22

7.

Please revise to disclose when you will submit exploration plans to the Ministry of Northern Development and the duration of the review process. Also, we note your disclosure in the first paragraph under the heading concerning the need for permits when the activities intrude on the land base or when they require heavy mechanized equipment. Please tell us whether the line cutting and the mobilization/demobilization of heavy equipment, which are referenced on pages 24 and 27, require permits.

Response: We have revised the disclosure as requested.

Employees…, page 22

8.

We note your responses to prior comments 22 and 23. Please revise to disclose, as applicable, Mr. Chitaroni's role in staking, recording and owning claim rights to the Proteus Property. To the extent that he is one of the surface rights owners referenced on page 22, please also disclose. Additionally, identify Mr. Chitaroni as the counterparty to the July 15, 2010 option agreement and describe his position with Blackstone Development. Please also tell us how much you have paid to Mr. Chitaroni and/or Blackstone for their services to date.

Response: We have updated the disclosure as requested and clarified that there are no third party surface rights holders in respect of the Proteus Property. To date, we have paid approximately $75,000 in the aggregate to Blackstone Development in respect of consulting services rendered or to be rendered.

Claim History, page 23

9.	Please disclose the identity of all persons who staked and recorded the referenced claims. Please also disclose any sales or transfers of these claims, including the amount of any consideration paid.

Response: We have updated the disclosure as requested insofar as the information requested is available in the public record, however the Company is not privy to any information regarding any unregistered disposition of the claims or the amount of any consideration paid in respect of any disposition of the claims.

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Proposed Exploration Program for 2011, page 24

10.

The discussion of your operating plans, which is limited to the next four months and does not include any references to costs or sources of financing, is inadequate to address prior comment 10. We therefore reissue prior comment 10.

Response: We have provided additional details concerning the proposed exploration program and budget through fiscal 2012. As mentioned in our previous response to prior comment 10, the Company is unable to provide additional information regarding future exploration of the property until more advanced exploration has been completed.

Cash Requirements, page 27

11.

We note your revised disclosure in response to prior comment 22. Please update to disclose the work that has been completed and the funds that have been expended to date. Please also disclose the nature of the work and associated expenses for Phase Two Exploration. Please also disclose the goals for Phase II Exploration and duration for completion of this phase. In this regard, your reference to the "next twelve months" is not clear.

Response: We have updated the disclosure as requested.

Recent Sales of Unregistered Securities, page 45

12.	Please revise to disclose the July 18, 2011 offering that you reference on page 6. Certain Relationships and Related Transactions, page 42

Response: We have revised the disclosure as requested.

13.

We refer to prior comment 24. Please provide the required Regulation S-K, Item 404 disclosure under this heading. We also note that you have recorded this loan on your balance sheet as a related-party loan at January 31, 2009 and 2010, which pre-dates Mr. Laferriere's appointment as your sole officer and director. Please tell us the nature of Mr. Laferriere's related party status prior to his August 26, 2010 appointments.

Response: There was no relationship between the Company and Mr. Laferriere prior to his August 26, 2010 appointment. However, we have amended the disclosure to clarify that a portion of the debt payable to Mr. Laferriere is in respect of funds provided by the Company’s previous officer and directors, Glenn Morimoto and Zeyan Zao prior to their respective resignations. These receivables were first assigned from Mr. Zao to Mr. Morimoto, and subsequently from Mr. Morimoto to Mr. Lafferiere. The assignments were made without written agreement and there are no written agreements between the Company and Mr. Laferriere, Mr. Morimoto, or Mr. Zao in respect of the loans.

Macdonald Tuskey is an association of law corporations with lawyers called in
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Exhibits

14.

Please file the waiver agreement referenced on page 5. To the extent that the agreement is not evidenced by a written contract, please file an exhibit containing a written description of the contract. Please refer to Regulation S-K Item 601(b)(10) and Compliance and Disclosure Interpretations, Regulation S-K, Question 146.04. Similarly, please file any material loan agreements with Mr. Laferriere as an exhibit.

Response: We have included a description of the waiver agreement with Mr. Chitaroni as exhibit 10.2. As indicated in the disclosure, there are no loan agreements with Mr. Laferriere; the loan is non-interest bearing, unsecured and with no fixed terms of repayment.

Yours truly,

W.L. MACDONALD LAW CORPORATION

Per: /s/Robert Galletti

Robert Galletti

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.